NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

SYNERGY RESOURCES LLC
0450187639

The above-named DOMESTIC LIMITED LIABILITY COMPANY was duly filed in accordance with New Jersey State Law on 07/27/2017 and was assigned identification number 0450187639. Following are the articles that constitute its original certificate.

1. Name:
SYNERGY RESOURCES LLC

2. Registered Agent:
GAURAV CHUG

3. Registered Office:
196 LORING AVE
EDISON, NEW JERSEY 08817

4. Business Purpose:
CONSULTING

5. Effective Date of this Filing is:
07/27/2017

6. Members/Managers:
GAURAV CHUG
196 LORING AVE
EDISON, NEW JERSEY 08817

SUMAN CHUG
196 LORING AVE
EDISON, NEW JERSEY 08817

7. Main Business Address:
196 LORING AVE
EDISON, NEW JERSEY 08817

Signatures:

L NAGANANDA ESQ
AUTHORIZED REPRESENTATIVE

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 27th day of July, 2017

Ford M. Scudder
State Treasurer

Certificate Number : 4037527437
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp